SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DISCOVERY COMMUNICATIONS, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock:  25470F 104

Series B Common Stock:  25470F 203

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2014

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25470F 104 (Series A Common Stock) CUSIP NO. 25470F 203 (Series B Common Stock)

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A: 602,983 (1),(2),(4) Series B: 6,093,490 (1)

	8	Shared Voting Power Series A: 25,700 (3) Series B: 91,789 (3)

	9	Sole Dispositive Power Series A: 602,983 (1),(2),(4) Series B: 6,093,490 (1)

	10	Shared Dispositive Power Series A: 25,700 (3) Series B: 91,789 (3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A: 628,683 (1),(2),(3),(4) Series B: 6,185,279 (1),(3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Series A: Less than 1% (4),(5) Series B: 94.5% (5)

14	Type of Reporting Person IN

(1)  Includes 268,337 shares of Series A Common Stock and 170,471 shares of Series B Common Stock held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2)  Includes 20,808 shares of Series A Common Stock that are issuable upon exercise of options which are exercisable within 60 days of February 13, 2014.

(3)  Includes 5,700 and 20,000 shares of Series A Common Stock and 38,823 and 52,966 shares of Series B Common Stock held by two trusts (the “Trusts”) managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(4)  Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock owned by Mr. Malone or his wife; however, if such shares of Series A Common Stock were included, Mr. Malone would have sole voting and dispositive power over 6,696,473 shares of Series A Common Stock.  The percent of Series A Common Stock, as a series, represented by Mr. Malone’s beneficial ownership (assuming such conversion and including the shares held by the Trusts) would be approximately 4.5% of such shares outstanding (including shares deemed outstanding pursuant to Rule 13d-3 of the Exchange Act), in each case subject to the relevant footnotes set forth herein.

(5)  Based on 146,539,889 shares of Series A Common Stock and 6,545,981 shares of Series B Common Stock outstanding as of October 23, 2013 based on information provided by the Issuer and, as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Series A Common Stock held by Mr. Malone and exercisable within 60 days after February 13, 2014.  Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock.  Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes.  Accordingly, other than in respect of the election of directors of the Issuer, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 29.5% of the voting power of the Issuer.  See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

DISCOVERY COMMUNICATIONS, INC.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone”) with the Securities and Exchange Commission (“SEC”) on September 26, 2008 (the “Statement”), and relates to (i) the Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”) and (ii) the Series B Common Stock, par value $0.01 per share (the “Series B Common Stock” and together with the Series A Common Stock, the “Common Stock”), in each case, of Discovery Communications, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms not defined herein have the meanings given to such terms in the Statement.  Except as set forth herein, the Statement is unmodified.

Item 5.                          Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)                                 Mr. Malone beneficially owns (without giving effect to the conversion of Series B Common Stock into Series A Common Stock) (i) 628,683 shares of Series A Common Stock (including (A) 268,337 shares held by his wife as to which he disclaims beneficial ownership, (B) 20,808 shares that may be acquired within 60 days of February 13, 2014 pursuant to stock options and (C) 25,700 shares held by two trusts (the “Trusts”) managed by an independent trustee whose beneficiaries are Mr. Malone’s adult children, in which Mr. Malone has no pecuniary interest but retains the right to substitute the assets held by the Trusts, and as to which Mr. Malone disclaims beneficial ownership), which represent less than 1% of the outstanding shares of Series A Common Stock and (ii) 6,185,279 shares of Series B Common Stock (including (A) 170,471 shares held by his wife as to which he disclaims beneficial ownership and (B) 91,789 shares held by the Trusts, as to which Mr. Malone disclaims beneficial ownership), which represent approximately 94.5% of the outstanding shares of Series B Common Stock.  The foregoing percentage interests are based on (1) 146,539,889 shares of Series A Common Stock and (2) 6,545,981 shares of Series B Common Stock, in each case, outstanding as of October 23, 2013 based on information provided by the Issuer and, as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Series A Common Stock held by Mr. Malone and exercisable within 60 days after February 13, 2014.  Accordingly, other than in respect of the election of directors of the Issuer, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 29.5% of the voting power of the Issuer.

(b)                                 Mr. Malone, and, to his knowledge, his wife, each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock. Mr. Malone and, to his knowledge, his wife, each have the sole power to dispose of, or to direct the disposition of, their respective shares of Common Stock.  To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts.  Mr. Malone has no pecuniary interest in and disclaims beneficial ownership of such shares.

(c)                                  Except as reported in this Statement, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following information thereto:

Pursuant to a letter agreement, dated as of February 13, 2014, between David Zaslav (“Mr. Zaslav”), the President, Chief Executive Officer and a common stock director of the Issuer, and Mr. Malone, for so long as Mr. Zaslav is employed as a principal executive officer of the Issuer or serving on its board of directors, (i) in the event Mr. Malone is not voting the shares of Series B Common Stock owned personally by Mr. Malone, Mr. Zaslav shall have the right to vote such shares of Series B Common Stock and (ii) in the event Mr. Malone determines to sell such shares of Series B Common Stock, Mr. Zaslav (individually or through an entity he controls), will have an exclusive right to negotiate to purchase such shares, and if the parties fail to come to an agreement regarding such purchase and Mr. Malone subsequently intends to enter into a sale transaction with a third party, Mr. Zaslav (or an entity controlled by him) will have a right to match the offer made by such third party.

The foregoing is a summary of the terms of such letter agreement, which is attached hereto as Exhibit 7(a), and is incorporated by reference herein.

Item 7.                          Material to be Filed as Exhibits.

7(a)                          Letter Agreement, dated as of February 13, 2014, between David Zaslav and John C. Malone.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 18, 2014

/s/ John C. Malone
John C. Malone

EXHIBIT INDEX

Exhibit No.	Description

7(a)	Letter Agreement, dated as of February 13, 2014, between David Zaslav and John C. Malone.